Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

AuRico Gold Inc.
110 Yonge Street
Suite 1601
Toronto, Ontario
M5C 1T4 CANADA

Item 2	Date of Material Change

April 15, 2012
Item 3	News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on April 15, 2012.

Item 4	Summary of Material Change

AuRico Gold updates guidance, update follows recently announced divestitures of non-core assets.

Item 5	Full Description of Material Change

AuRico Gold Inc. is pleased to provide an update to its operational guidance for the next three years. While guidance on production, cash costs, and capital expenditures at AuRico’s core operations has not changed, the Company wishes to highlight updated consolidated guidance that reflects the recently announced divestitures of its non-core mines. On March 27, AuRico announced the execution of a definitive agreement regarding the divestiture of its Australian mines, and on April 15, AuRico announced the execution of a definitive agreement regarding the sale of the El Cubo mine and the Guadalupe y Calvo project in Mexico.

The divestitures are consistent with AuRico Gold’s strategy of focusing on its large, low cost, core assets in North America. AuRico Gold is now directing all of its attention to delivering value for shareholders from its three core operating mines, including Young-Davidson where first production is imminent, and its development pipeline in Mexico and Canada.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

April 15, 2012